Mail Processing Section

MAY 3 0 2008

Washington, DC 108

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08032151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Investec Securities (US) LLC

(No. and Street)

New York,	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony G. Simone **212-898-6241**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony G. Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

DAVID R. RAPPAPORT
NOTARY PUBLIC, State of New York
No. 24-02RA4964159
Qualified in New York County
Commission Expires March 26, 2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Investec Securities (US) LLC:

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2008, in conformity with U.S. generally accepted accounting principles.

May 29, 2008

Ernst + Young LLP

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2008

Assets	
Cash and cash equivalents	$ 1,779,204
Receivable from clearing broker	2,914,299
Receivable from parent	40,791
Other receivables	26,896
Prepaid expenses	14,456
Other assets	1,248
Total assets	$ 4,776,894
Liabilities and Member's Equity	
Liabilities:	
Accrued employee compensation	$ 340,000
Accrued expenses	92,322
Total liabilities	432,322
Member's equity	4,344,572
Total liabilities and member's equity	$ 4,776,894

The accompanying notes are an integral part of the statement of financial condition.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2008

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company"), is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), whose ultimate parent is Investec plc ("Investec"), a London Stock exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was initially formed for the primary purpose of collecting, on a passive basis, a set percentage of the commission business generated by Maxim Partners LLC ("Maxim"), an unaffiliated FINRA member firm pursuant to an Asset Purchase Agreement (See Notes 2 and 5). In addition, the Company serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6 whereby the Company distributes third party affiliate research and intermediates foreign equity transactions. In addition, on October 30, 2007 FINRA granted the Company approval to expand it's existing business to include effecting transactions in American Depository Receipts ("ADR's") and Ordinary Shares of foreign securities. The Company clears all of its securities transactions on a fully-disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates.

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, who is responsible for including the Company in its tax reports. Income taxes are allocated to the Company by Holdings.

2. Significant Accounting Policies (continued)

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for the Company beginning in fiscal year 2008. The Company does not expect the adoption of FIN 48 to have a significant impact on its financial position.

On September 15, 2006 the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157 ("FAS 157") on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating whether FAS 157 will have an impact to the statement of financial condition.

3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are outstanding with Pershing.

4. Related Party Transactions

The Company shares space, equipment and other related support with Holdings. Under a management services agreement with Holdings, overhead expenses including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses are allocated to the Company based on formulas applied to these expenses.

"Receivable from Parent" represents the balance due from Holdings to the Company. Receivable or payable balances are settled among the Companies throughout the year on at least a quarterly basis. The amount represented in the financial statements was settled on May 28, 2008. The amount is primarily made up of its share of expenses under the management services agreement, as well as direct expenses of the Company paid by Holdings awaiting reimbursement.

5. Receivable from Clearing Broker

In the ordinary course of business, the Company maintains a cash balance with it's clearing agent. The receivable at March 31, 2008 was $2,914,299. This balance includes the required deposit of $250,000. Additionally, under the Asset Purchase Agreement mentioned in Note 1 the Company holds the right up until October 22, 2008 to audit the books and records of Maxim. If an audit reveals that there has been an underpayment or overpayment of any amounts due to or due from the Company, Maxim, after confirming such amount, shall remit or request the difference. At the time of issuance of the Company's audited financial statements, the Company is in the process of auditing the books and records of Maxim for the 2006 and 2007 years. The Company has not yet determined if the audit of 2006 and 2007 will have an impact to the statement of financial condition.

6 Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At March 31, 2008, the Company had net capital of $4,261,181 which was $4,011,181 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemptive provision of section (k)(2)(ii).

END